Exhibit 20

                   Merrimac Reports Fourth Quarter Results and
            Fiscal 1998 Sales and Earnings After Restructuring Charge


West Caldwell, N.J., March 18, 1999: Merrimac Industries, Inc. (Amex: MRM) reports results for the fourth quarter and fiscal 1998.

Fourth quarter 1998 sales of $3,615,000 decreased 18.1% compared to sales in the fourth quarter of the prior year of $4,414,000. A fourth quarter 1998 net loss of $744,000 was recorded, after the net effects of a restructuring charge of $327,000, compared to net income of $397,000 for the fourth quarter of 1997. Diluted net loss per share was $.42, after the net effects of a restructuring charge of $.18 per share, compared to diluted net income per share of $.22 reported for the fourth quarter of the prior year.

Fiscal 1998 sales of $20,102,000 increased 7.7% over prior year sales of $18,659,000. Net income of $340,000 decreased 75.8%, after the net effects of a fourth quarter restructuring charge of $327,000, compared to net income of $1,402,000 reported in fiscal 1997. Diluted net income per share of $.19 decreased $.60 compared to diluted net income per share of $.79 reported in the prior year.

The Company entered the first quarter of 1999 with a backlog of $6.2 million, a decrease of $3.6 million or 37% from the same time last year. Chairman and CEO Mason N. Carter commented: "Softness in our core business and the required investment in our company's future necessitated the restructuring and the related non-recurring charges in 1998. Our decisions were tough, but were necessary in order to give Merrimac greater prospects for future profitable growth.

"Our revenue in 1998 increased 43% over the level of revenue in 1996 and reflects the changes we have made in positioning the company for the future. We are now poised to meet the challenges and opportunities of the next millennium. State-of-the-art Multi-Mix(TM) Microtechnology, commercial market opportunities, greater value content in our Micro Multifunction Modules (MMFM(TM)), and the ability to provide small, lightweight, cost effective solutions should enable Merrimac to capitalize on its growth potential.

"The first quarter 1999 acquisition of Filtran Microcircuits Inc. allows us to incorporate Filtran's competency in fine line etching into Multi-Mix(TM). Filtran's principal growth has been in commercial wireless telecommunications while their capabilities allow them to address all major growth market segments. The combined Merrimac and Filtran now look at the vast majority of the RF/Microwave market as our targeted potential customers.

 "Technology reinvestment during fiscal 1998 exceeded $1,000,000 almost doubling the amount from last year. Our investment to further advance Multi-Mix (TM) technology and market development will continue at the same record pace. We will look to capitalize on opening market segments and the constantly increasing recognition of Multi-Mix(TM) as a leading technology. Multi-MixTM Microtechnology, a proprietary 3-dimensional microwave packaging technology, has appeared recently in important electronics industry trade publication articles and was featured on the covers of Microwave Journal and Microwaves & RF, leading RF/Microwave industry publications.

The Company has recently repurchased approximately 60,000 shares of its common stock under its currently authorized 100,000 share stock repurchase program. The Company is authorized to repurchase up to 40,000 additional shares under the program, from time to time, depending on market conditions.

This press release contains statements relating to future results of Merrimac (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to: general economic and industry conditions, competitive products and pricing pressures, risks relating to governmental regulatory actions in communications and defense programs, and inventory risks due to technological innovation, as well as other risks and uncertainties, including but not limited to those detailed from time to time in Merrimac's Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof, and Merrimac undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Merrimac Industries, Inc., with locations in West Caldwell, NJ and San Jose, Costa Rica, and, as a result of its recent acquisition of Filtran Microcircuits Inc., Ottawa, Ontario, Canada, an industry leader in gold plating of high frequency microstrip, bonded stripline and thick metal-backed Teflon (PTFE) micro circuitry, has approximately 220 co-workers in the design and manufacture of signal processing components, micro-multifunction modules (MMFM(TM)) and subsystems providing Total Integrated Packaging Solutions for high-performance, mission-critical applications in communications, defense, and aerospace markets. Merrimac (MRM) is listed on the American Stock Exchange.


Contact: Mason N. Carter                   Fax:                  (973) 882-5989
         Chairman and CEO                  Email:           mnc@merrimacind.com
         Phone: (973) 575-1300, ext. 202   Internet: http://www.merrimacind.com


Note: Merrimac Industries, Inc. news releases are available in fax form by calling Company News On-Call. Dial (800) 758-5804, ext. 567525. These news releases are also available on the Internet at: http://www.prnewswire.com.

                            Merrimac Industries, Inc.
                Summary of Consolidated Statements of Operations


                                                                              Quarter Ended
                                                                               (Unaudited)
                                                                      January 2           January 3
                                                                           1999                1998
                                                                  --------------------------------------


Net sales                                                                   $3,615,000       $4,414,000
Gross profit                                                                 1,169,000        2,177,000
Selling, general and administrative expenses                                 1,648,000        1,504,000
Research and development                                                       307,000          211,000
Income (loss) before income taxes                                     (a)   (1,253,000)         547,000
Provision (credit) for income taxes                                   (a)     (509,000)         150,000
Net income (loss)                                                     (a)     (744,000)         397,000

Net income (loss) per common share - basic                            (a)       ($.42)
                                                                                                   $.23
Net income (loss) per common share - diluted                          (a)       ($.42)
                                                                                                   $.22

Weighted average number of shares outstanding - basic                        1,788,000        1,730,000
Weighted average number of shares outstanding - diluted                      1,789,000        1,819,000


                                                                               Year Ended
                                                                                (Audited)
                                                                      January 2           January 3
                                                                           1999                1998
                                                                  --------------------------------------


Net sales                                                                 $20,102,000       $18,659,000
Gross profit                                                                8,554,000         8,711,000
Selling, general and administrative expenses                                6,681,000         6,160,000
Research and development                                                    1,053,000           556,000
Income before income taxes                                            (a)     420,000         2,157,000
Provision for income taxes                                            (a)      80,000           755,000
Net income                                                            (a)     340,000         1,402,000

Net income per common share - basic                                   (a)        $.19              $.83
Net income per common share - diluted                                 (a)        $.19              $.79

Weighted average number of shares outstanding - basic                       1,766,000         1,693,000
Weighted average number of shares outstanding - diluted                     1,805,000         1,780,000


 (a) Reflects the effects of a restructuring charge of $510,000 which reduced net income by $327,000 or $.18 per share for the fourth quarter and fiscal 1998.

 (b) Note: The basic and diluted weighted average number of shares outstanding and net income per share information for all prior reporting periods have been restated to reflect the effects of the 10% stock dividend which became effective June 5, 1998.